DC
815065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04033005

June 14, 2004

Thomas C. Daniels
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

Act: 1934
Section:
Rule: 14A-8
Public Availability: 14 JUNE 2004

Re: STERIS Corporation
Incoming letter dated April 2, 2004

Dear Mr. Daniels:

This is in response to your letters dated April 2, 2004, May 26, 2004, and June 11, 2004 concerning the shareholder proposal submitted to STERIS by the New York City Employees' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. We also have received a letter on the proponents' behalf dated June 4, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JUL 07 2004
THOMSON
FINANCIAL

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

RECEIPT COPY

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190

TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

April 2, 2004

APR 0 2 2004

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation: Omission of Stockholder Proposal Regarding Shareholder Proposal Process

Ladies and Gentlemen:

On behalf of our client, STERIS Corporation, an Ohio corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Act") in reference to the Company's intention to omit from its 2004 proxy statement and form of proxy (the "2004 Proxy Statement") relating to its Annual Meeting of Shareholders tentatively scheduled for July 28, 2004 (the "2004 Annual Meeting") the Shareholder Proposal (the "Proposal") submitted by the New York City Employees' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponent") in a letter to the Company dated February 3, 2004. The definitive copies of the 2004 Proxy Statement are currently scheduled to be filed pursuant to Rule 14a-6 on or about June 23, 2004. We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of (1) this letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 Proxy Statement is appropriate; and (2) the Proposal, attached hereto as Exhibit A, which the Proponent submitted. By a copy of this letter, we notify the Proponent on behalf of the Company of its intention to omit the Proposal from the 2004 Proxy Statement for the reasons stated below.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait for receipt of the file stamped copy.

ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG
HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK • MILAN • MUNICH • NEW DELHI • NEW YORK
PARIS • PITTSBURGH • SAN FRANCISCO • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Discussion of Reasons for Omission

Rule 14a-8(i)(10) - THE COMPANY INTENDS TO SUBSTANTIALLY IMPLEMENT THE PROPOSAL AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g., Telular Corp.* (available December 5, 2003) (where by-laws contemplated and permitted declassification of the board requested in proposal); *See also Cisco Systems, Inc.* (available August 11, 2003) (where company's executive compensation plan had been considered and approved by the board before shareholder proposal submitted); and *Intel Corporation* (available March 11, 2003) (where proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

In Release No. 34-20091 (Aug. 16, 1983), the Commission provided that a proposal need not be "fully effected" to be excluded under Rule 14a-8(i)(10). In addition, the Commission has taken the position that substantial implementation does not require exact compliance with all terms set forth in a shareholder proposal, so long as the company can demonstrate that its policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Texaco Inc.* (available March 11, 1991) (where the company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

While the Company does not have a written policy in place regarding the evaluation of shareholder proposals, it has been the Board's practice to discuss during its regularly scheduled board meetings any and all shareholder proposals that are made and passed by a majority of the shareholders. Consistent with this practice, following the 2002 Annual Meeting at which a majority of shareholder votes cast supported a shareholder proposal requesting declassification of the Board of Directors referenced in the Proponent's supporting statements, the Board has repeatedly discussed the declassification proposal and contemplated appropriate measures.

As discussed in detail in the letter, dated April 2, 2004, to the Commission from the Company, the Company has a process to implement shareholder proposals, in this case the declassification of the Board. Because the Company intends to take the actions suggested by the shareholder proposal with respect to the declassification to the Board, it is apparent that a so-called "process" as suggested by the shareholder proposal is already in place, and that the process is working to consider and implement, as appropriate, shareholder proposals that are supported by a majority vote.

In addition, the Company anticipates that its Corporate Governance Guidelines will be amended prior to the 2004 Annual Meeting to provide that each shareholder proposal that is

approved by a majority of votes cast at an annual meeting is reviewed by one or more management designees, who will schedule a meeting (which may be held telephonically) with the shareholder proponent to obtain any additional information to provide to the Board of Directors for its consideration of the proposal. Following the meeting between the management designee and the proponent, the management designee will present the information to the Board of Directors with its recommendation to the proposal for action consistent with the Company's Amended Articles of Incorporation and Amended Regulations.

The Proposal requests that an independent board committee schedule a meeting with each proponent of a shareholder proposal that has been supported by a majority of votes cast. The Company's practices and procedures utilize a management designee in lieu of a board committee. In both cases, however, the proponent will be engaged in discussions with representatives of the Company, and the Board will have an opportunity to hear the proponent's arguments regarding his or her proposal. Accordingly, because the process being utilized by the Company compares favorably with the process suggested by the Proponent, we believe that the Proponent's goals set forth in the Proposal are satisfied by the Company's practices and procedures, despite the slightly different approach implemented by the Company. Furthermore, it should be noted that pursuant to Section 1701.59 of the Ohio Revised Code, the Board has a fiduciary duty to act in good faith, in the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In deciding what is in "the best interests of the corporation," Ohio law specifies that a director "shall consider the interests of the corporation's shareholders." The Company believes that Board's past practices have been consistent with its fiduciary duties and the proposed changes to the Guidelines reflect the Board's commitment to perform its duties going forward.

The Company has discussed the issue with the Proponent on March 30 and April 2, 2004. The Proposal seeks essentially the same action that the Company has taken and has committed to take, and it is well established that the Company need not adopt a shareholder proposal exactly as submitted to avail itself to Rule 14a-8(i)(10). *See Nordstrom Inc.* (available February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was rendered moot despite the slight differences between the proposal and the company guidelines).

Because the Proposal has been substantially implemented, the Company has requested to have the Proponent voluntarily withdraw the current shareholder proposal. For the reasons set forth above, it is the Company's view that the Proposal, together with its supporting statements may be omitted under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

THE SUPPORTING STATEMENT IS FALSE AND MISLEADING UNDER RULE 14a-8(I)(3) AND CONTAINS FALSE AND MISLEADING STATEMENTS IN VIOLATION OF RULE 14a-9, AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

In the event that the Staff does not agree that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), the Proposal may be excluded under Rule 14a-8(i)(3) because it is false and misleading.

As stated in the Proposal, the Proponent's motivation for submitting the Proposal requesting the Company to establish an engagement process with the proponents of shareholder proposals is based upon the Company's purported failure to adopt the shareholder proposal that sought the repeal of the classified board, "despite it being supported by majority votes over the past *two* years" (emphasis added). In fact, the proposal was submitted in 2003 for the first time. As written, the Proposal suggests that the Company has not taken any action for two years, which is false and misleading. In addition, as previously discussed, the Board of Directors has already indicated that it intends to take the action suggested by the prior shareholder proposal, relating to the declassification of the Board of Directors. Accordingly, the "Whereas" clause should be deleted under Rules 14a-8(i)(3) and 14a-9.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2004 proxy materials under Rules 14a-8(i)(10) and 14a-8(i)(3). In addition, if the Company may not exclude the Proposal under either of these rules, the Company believes it may omit the "Whereas" clause referenced above as false and misleading under Rules 14a-8(i)(3) and 14a-9, and if such paragraph is not amended or deleted, that it may omit the entire Proposal.

This letter is being filed now in order to comply with the requirement set forth in Rule 14a-8(j)(1) that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Company's 2004 proxy materials.

Because the Company intends to mail its 2004 Proxy Statements on or about June 23, 2004, the Staff's prompt attention to this request for exclusion would be greatly appreciated. Of course, if the Staff has any questions regarding this matter, please contact me or Mark McGinley, the General Counsel of the Company, at (440) 392-7056, at your convenience.

Very truly yours,

Thomas C. Daniels

Thomas C. Daniels

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
Mark D. McGinley, General Counsel of STERIS Corporation

EXHIBIT A

SHAREHOLDER PROPOSAL

Majority Votes Protocol

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

WHEREAS, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors — the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite the proposals being supported by increasingly large majorities of the totals of shareholder votes cast for and against the proposals;

WHEREAS, the Board of Directors of our company has not adopted the shareholder proposal, which sought the repeal of the classified board , despite it being supported by majority votes over the past two years;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors to adopt a policy establishing an engagement process with the proponents of shareholder proposals that are supported by a majority of the votes cast, excluding abstentions and broker non-votes, at any annual meeting.

In adopting such a policy, the Board of Directors should consider including the following steps:

- Within four months after the annual meeting, an independent board committee should schedule a meeting (which may be held telephonically) with the proponent of the proposal, to obtain any additional information to provide to the Board of Directors for its reconsideration of the proposal. The meeting with the proponent should be coordinated with the timing of a regularly scheduled board meeting.

- Following the meeting with the proponent, the independent board committee should present the proposal with the committee's recommendation, and information relevant to the proposal, to the full Board of Directors, for action consistent with the company's charter and by-laws, which should necessarily include a consideration of the interest of the shareholders.

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

125,600 shares of **STERIS CORPORATION**

continuously for the period February 3, 2003 through February 3, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY POLICE PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund held

32,600 shares of **STERIS CORPORATION**

continuously for the period February 3, 2003 through February 3, 2004 in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund held

22,700 shares of STERIS CORPORATION

continuously for the period February 3, 2003 through February 3, 2004 in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

May 26, 2004

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation: Supplemental Letter to April 2, 2004 Request for Omission of Stockholder Proposal Regarding Shareholder Proposal Process

Ladies and Gentlemen:

On April 2, 2004, on behalf of our client, STERIS Corporation, an Ohio corporation (the "Company"), we requested confirmation from the staff of the Division of Corporate Finance (the "Staff") that it would not recommend any enforcement action to the Securities and Exchange Commission if the Company excluded from its 2004 proxy statement and form of proxy (the "2004 Proxy Statement") a shareholder proposal and statement in support thereof (the "Proposal") received from the New York City Employees' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponent"). The Proposal requested that the Company adopt a formal engagement process with proponents of shareholder proposals that are supported by more than a majority of shareholders at any annual meeting.

Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of this letter, which supplements our original request for exclusion delivered to the Staff on April 2, 2004 (the "Original Request") and describes the actions taken by the Company to "substantially implement" the Proposal. For the Staff's reference, we attached hereto as Exhibit A one copy of the Original Request.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait for receipt of the file stamped copy.

In the Original Request, we advised the Staff that the Company had taken and committed to take actions that substantially implement the policies, practices and procedures relating to the Proposal and therefore, the Proposal may be excluded from its 2004 Proxy Statement. We have not reiterated in this letter the discussion in the Original Request. This letter is intended as a supplement thereto and should be read in conjunction therewith.

JONES DAY

We stated in the Original Request that the Company intended to amend its Corporate Governance Guidelines to address the Proponent's concerns. On reflection, however, in order to, among other things, ensure that the process outlined by the Proponent would be under the purview of independent directors, the Company's Board of Directors (the "Board") and the Company's Compensation and Corporate Governance Committee (the "Committee") elected to amend the Committee's charter to include a provision describing the process for consideration and implementation, when appropriate, of shareholder proposals (the "Process"). A copy of the provisions relating to the Process as included in the Committee's amended charter is attached hereto as Exhibit B. The Board approved and adopted the charter amendment on April 22, 2004.

The Company believes that it has addressed and implemented the intent and purpose of the Proposal -- to assure that shareholder proposals are given thoughtful consideration by the Board -- even though it has not complied exactly with all the terms set forth therein. First, the Process, among other things, is broader than requested. It covers all shareholder proposals, not just those that have been approved by a majority of the shareholder votes cast at a shareholder meeting. The Company believes that all shareholder proposals that are properly submitted should be thoughtfully considered, and therefore decided not to limit the proposals to the narrow set of shareholder proposals described in the Proposal. Second, it addresses the concerns of the Proponent by, among other things:

- Setting forth the process for a committee of the Board of Directors comprised entirely of independent directors to consider shareholder proposals;
- Describing factors that the Committee may consider in its evaluation of each shareholder proposal, including whether the proposal has been submitted to shareholders for a vote and the vote received for and against such proposal; and
- Providing that each shareholder proposal will be reviewed by one or more management designees selected by the Committee and presented to the Committee for its evaluation.

Although the Process does not mandate direct contact between the Board and the proponent of a shareholder proposal, it does recognize that the Committee may deem such communication (either by the Committee or the management designee) appropriate. The Company does not believe in a "one size fits all" approach to evaluating various shareholder proposals and believes that a flexible policy, as provided for in the Committee's amended charter, will better serve the interests of the Company and its shareholders.

Furthermore, as we advised the Staff in the Original Request, under the Ohio Revised Code, the Board has a fiduciary duty to act in the best interests of the Company, which includes consideration of the interests of all shareholders. The Company believes that its past practices have been consistent with the Board's fiduciary duties, and that the Process reflects this commitment. The Process mandates that the Committee evaluate shareholder proposals and take steps appropriate to the particular situation that further the interests of the shareholders and the Company. In certain instances, the Committee, or the Board as a whole, may determine that the shareholder proposal is not in the best interests of its Company. The Company believes that the Process avoids intrusion into the responsibilities and purview of the Board, enables the Board to make informed decisions with respect to shareholder proposals, and preserves the Board's ability to act in the best interests of the Company and its shareholders, as required by Ohio law.

The Company intends to mail its 2004 Proxy Statements on or about June 23, 2004. Accordingly, the Staff's prompt attention to our request for exclusion would be greatly appreciated. If the Staff has any questions regarding this matter, please contact me or Mark McGinley, the General Counsel of the Company, at (440) 392-7056, at your convenience.

Very truly yours,

Thomas C. Daniels

Thomas C. Daniels

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
Mark D. McGinley, General Counsel of STERIS Corporation

EXHIBIT A

Original Request for Exclusion, filed April 2, 2004

RECEIPT COPY

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

April 2, 2004

RECEIVED APR 02 2004 SEC MAIL PROCESSING WASH. D.C. SECTION 183

No-Action Request
1934 Act/Rule 14a-8

U-25

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation: Omission of Stockholder Proposal Regarding Shareholder Proposal Process

Ladies and Gentlemen:

On behalf of our client, STERIS Corporation, an Ohio corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Act") in reference to the Company's intention to omit from its 2004 proxy statement and form of proxy (the "2004 Proxy Statement") relating to its Annual Meeting of Shareholders tentatively scheduled for July 28, 2004 (the "2004 Annual Meeting") the Shareholder Proposal (the "Proposal") submitted by the New York City Employees' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponent") in a letter to the Company dated February 3, 2004. The definitive copies of the 2004 Proxy Statement are currently scheduled to be filed pursuant to Rule 14a-6 on or about June 23, 2004. We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of (1) this letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 Proxy Statement is appropriate; and (2) the Proposal, attached hereto as Exhibit A, which the Proponent submitted. By a copy of this letter, we notify the Proponent on behalf of the Company of its intention to omit the Proposal from the 2004 Proxy Statement for the reasons stated below.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait for receipt of the file stamped copy.

ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG
HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK • MILAN • MUNICH • NEW DELHI • NEW YORK
PARIS • PITTSBURGH • SAN FRANCISCO • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Discussion of Reasons for Omission

Rule 14a-8(i)(10) - THE COMPANY INTENDS TO SUBSTANTIALLY IMPLEMENT THE PROPOSAL AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g., Telular Corp.* (available December 5, 2003) (where by-laws contemplated and permitted declassification of the board requested in proposal); *See also Cisco Systems, Inc.* (available August 11, 2003) (where company's executive compensation plan had been considered and approved by the board before shareholder proposal submitted); and *Intel Corporation* (available March 11, 2003) (where proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

In Release No. 34-20091 (Aug. 16, 1983), the Commission provided that a proposal need not be "fully effected" to be excluded under Rule 14a-8(i)(10). In addition, the Commission has taken the position that substantial implementation does not require exact compliance with all terms set forth in a shareholder proposal, so long as the company can demonstrate that its policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Texaco Inc.* (available March 11, 1991) (where the company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

While the Company does not have a written policy in place regarding the evaluation of shareholder proposals, it has been the Board's practice to discuss during its regularly scheduled board meetings any and all shareholder proposals that are made and passed by a majority of the shareholders. Consistent with this practice, following the 2002 Annual Meeting at which a majority of shareholder votes cast supported a shareholder proposal requesting declassification of the Board of Directors referenced in the Proponent's supporting statements, the Board has repeatedly discussed the declassification proposal and contemplated appropriate measures.

As discussed in detail in the letter, dated April 2, 2004, to the Commission from the Company, the Company has a process to implement shareholder proposals, in this case the declassification of the Board. Because the Company intends to take the actions suggested by the shareholder proposal with respect to the declassification to the Board, it is apparent that a so-called "process" as suggested by the shareholder proposal is already in place, and that the process is working to consider and implement, as appropriate, shareholder proposals that are supported by a majority vote.

In addition, the Company anticipates that its Corporate Governance Guidelines will be amended prior to the 2004 Annual Meeting to provide that each shareholder proposal that is

approved by a majority of votes cast at an annual meeting is reviewed by one or more management designees, who will schedule a meeting (which may be held telephonically) with the shareholder proponent to obtain any additional information to provide to the Board of Directors for its consideration of the proposal. Following the meeting between the management designee and the proponent, the management designee will present the information to the Board of Directors with its recommendation to the proposal for action consistent with the Company's Amended Articles of Incorporation and Amended Regulations.

The Proposal requests that an independent board committee schedule a meeting with each proponent of a shareholder proposal that has been supported by a majority of votes cast. The Company's practices and procedures utilize a management designee in lieu of a board committee. In both cases, however, the proponent will be engaged in discussions with representatives of the Company, and the Board will have an opportunity to hear the proponent's arguments regarding his or her proposal. Accordingly, because the process being utilized by the Company compares favorably with the process suggested by the Proponent, we believe that the Proponent's goals set forth in the Proposal are satisfied by the Company's practices and procedures, despite the slightly different approach implemented by the Company. Furthermore, it should be noted that pursuant to Section 1701.59 of the Ohio Revised Code, the Board has a fiduciary duty to act in good faith in the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In deciding what is in "the best interests of the corporation," Ohio law specifies that a director "shall consider the interests of the corporation's shareholders." The Company believes that Board's past practices have been consistent with its fiduciary duties and the proposed changes to the Guidelines reflect the Board's commitment to perform its duties going forward.

The Company has discussed the issue with the Proponent on March 30 and April 2, 2004. The Proposal seeks essentially the same action that the Company has taken and has committed to take, and it is well established that the Company need not adopt a shareholder proposal exactly as submitted to avail itself to Rule 14a-8(i)(10). *See Nordstrom Inc.* (available February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was rendered moot despite the slight differences between the proposal and the company guidelines).

Because the Proposal has been substantially implemented, the Company has requested to have the Proponent voluntarily withdraw the current shareholder proposal. For the reasons set forth above, it is the Company's view that the Proposal, together with its supporting statements may be omitted under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

THE SUPPORTING STATEMENT IS FALSE AND MISLEADING UNDER RULE 14a-8(i)(3) AND CONTAINS FALSE AND MISLEADING STATEMENTS IN VIOLATION OF RULE 14a-9, AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

In the event that the Staff does not agree that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), the Proposal may be excluded under Rule 14a-8(i)(3) because it is false and misleading.

As stated in the Proposal, the Proponent's motivation for submitting the Proposal requesting the Company to establish an engagement process with the proponents of shareholder proposals is based upon the Company's purported failure to adopt the shareholder proposal that sought the repeal of the classified board, "despite it being supported by majority votes over the past *two* years" (emphasis added). In fact, the proposal was submitted in 2003 for the first time. As written, the Proposal suggests that the Company has not taken any action for two years, which is false and misleading. In addition, as previously discussed, the Board of Directors has already indicated that it intends to take the action suggested by the prior shareholder proposal, relating to the declassification of the Board of Directors. Accordingly, the "Whereas" clause should be deleted under Rules 14a-8(i)(3) and 14a-9.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2004 proxy materials under Rules 14a-8(i)(10) and 14a-8(i)(3). In addition, if the Company may not exclude the Proposal under either of these rules, the Company believes it may omit the "Whereas" clause referenced above as false and misleading under Rules 14a-8(i)(3) and 14a-9, and if such paragraph is not amended or deleted, that it may omit the entire Proposal.

This letter is being filed now in order to comply with the requirement set forth in Rule 14a-8(j)(1) that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Company's 2004 proxy materials.

Because the Company intends to mail its 2004 Proxy Statements on or about June 23, 2004, the Staff's prompt attention to this request for exclusion would be greatly appreciated. Of course, if the Staff has any questions regarding this matter, please contact me or Mark McGinley, the General Counsel of the Company, at (440) 392-7056, at your convenience.

Very truly yours,

Thomas C. Daniels

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
Mark D. McGinley, General Counsel of STERIS Corporation

EXHIBIT A

SHAREHOLDER PROPOSAL

Majority Votes Protocol

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

WHEREAS, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors — the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite the proposals being supported by increasingly large majorities of the totals of shareholder votes cast for and against the proposals;

WHEREAS, the Board of Directors of our company has not adopted the shareholder proposal, which sought the repeal of the classified board , despite it being supported by majority votes over the past two years;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors to adopt a policy establishing an engagement process with the proponents of shareholder proposals that are supported by a majority of the votes cast, excluding abstentions and broker non-votes, at any annual meeting.

In adopting such a policy, the Board of Directors should consider including the following steps:

- Within four months after the annual meeting, an independent board committee should schedule a meeting (which may be held telephonically) with the proponent of the proposal, to obtain any additional information to provide to the Board of Directors for its reconsideration of the proposal. The meeting with the proponent should be coordinated with the timing of a regularly scheduled board meeting.

- Following the meeting with the proponent, the independent board committee should present the proposal with the committee's recommendation, and information relevant to the proposal, to the full Board of Directors, for action consistent with the company's charter and by-laws, which should necessarily include a consideration of the interest of the shareholders.

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

125,600 shares of STERIS CORPORATION

continuously for the period February 3, 2003 through February 3, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY POLICE PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund held

32,600 shares of **STERIS CORPORATION**

continuously for the period February 3, 2003 through February 3, 2004 in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund held

22,700 shares of STERIS CORPORATION

continuously for the period February 3, 2003 through February 3, 2004 in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

EXHIBIT B

Provision relating to Shareholder Proposal Contained in the Amended Charter of the Compensation and Corporate Governance Committee, approved on April 22, 2004

In response to matters submitted by shareholders for consideration at special or annual meetings of shareholders, the Committee shall designate one or more members of management of the Company to review properly submitted proposals and to obtain all necessary information to allow management designees to present the shareholder proposal to the Committee for further consideration. Upon submission of the shareholder proposal to the Committee, the Committee will evaluate and make recommendations, as appropriate, to the Board of Directors, with respect to such proposals. This evaluation by the Committee may include, without limitation, consideration of (a) the appropriateness of the proposal, (b) applicable requirements of the Articles of Incorporation and Regulations, as amended from time to time, (c) legal requirements, including requirements under applicable state corporate law, (d) whether the shareholder proposal has been submitted to shareholders for a vote, and if so, the vote received for and against such proposal, (e) the best interest of all shareholders of the Company, (f) the impact that implementation of such proposal would have on the overall operations of the Company, (g) whether the proposal would result in appropriately accomplishing the goals and objectives described in such proposal, and (h) any other considerations that the Committee may deem appropriate. The process of evaluation may include communication directly with the shareholder proponent by the Committee or the management designees, as the Committee may deem appropriate.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

June 4, 2004

BY EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), in formal response to the April 4 and May 26, 2004 letters sent to the Securities and Exchange Commission (the "Commission") by inside counsel for STERIS Corporation (the "Company"). In those letters, the Company contends that the Funds' shareholder proposal relating to majority-vote shareholder proposals (the "Proposal") may be omitted from the Company's 2004 proxy statement and form of proxy under Rule 14a-8 under the Securities Exchange Act of 1934. I have reviewed the Proposal, as well as the Company's letters. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2004 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal begins by noting the problem of Boards of Directors, including that of the Company, failing to take action in response to shareholder proposals that had received the votes of a majority of shareholders. To redress this problem, the

'Resolved' clause provided for a detailed procedure, as follows:

> "That the shareholders request the Board of Directors to adopt a policy establishing an engagement process with the proponents of shareholder proposals that are supported by a majority of votes cast, excluding abstentions and broker non-votes, at any annual meeting.
>
> In adopting such a policy, the Board of Directors should consider including the following steps:
>
> - Within four months after the annual meeting, an independent board committee should schedule a meeting (which may be held telephonically) with the proponent of the proposal, to obtain any additional information to provide to the Board of Directors for its reconsideration of the proposal. The meeting with the proponent should be coordinated with the timing of a regularly scheduled Board meeting.
> - Following the meeting with the proponent, the independent board committee should present the proposal with the committee's recommendation, and information relevant to the proposal, to the full Board of Directors, for action consistent with the company's charter and by-laws, which should necessarily include a consideration of the interest of the shareholders."

Thus while the Funds' Proposal provides to the Company's Board some initial discretion in establishing the procedures to be followed in cases of a majority shareholder vote, thereafter those procedures would be *mandatory* in all cases where a proposal has obtained a majority vote.

II. The Funds' Proposal has not been substantially implemented by the Company

In its letters of April 4 and May 26, 2004, the Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under Rule 14a-8(i)(10) (substantially implemented). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet that burden.

The Company's sole claim is that by its Charter amendment providing loosely for some evaluation of all shareholder proposals, it has "substantially implemented" the Funds' Proposal for mandatory procedures for communicating with proponents of proposals that have obtained a majority shareholder vote. That claim is belied by the plain wording of that amendment, Exhibit B to the Company's May 26 letter.

First, the amendment makes no special provision for proposals that have obtained a majority vote, the heart of the Funds' Proposal. Indeed, the amendment would permit the evaluation process to be completed before a proposal ever has a chance to obtain a majority vote. That thwarts the core purpose and effect of the Proposal, *i.e.*, to have the Board give due weight to proposals that a majority of shareholders have already approved.

Second, the Company's amendment does not establish procedures that thereafter would *mandate* Board communications with the proponent of a majority vote proposal. Rather, the amendment provides only that the evaluation of any proposal "*may* include communication directly with the shareholder proponent by the Committee or the management designees, *as the Committee may deem appropriate*." (Emphasis added). Those "*mays*" in the amendment effectively give the Board committee the discretion *not* to contact at all the proponents of majority vote proposals.

Quite recently, in *Unocal Corporation* (March 16, 2004), the Staff rejected a company's analogous argument that it had substantially implemented a "direct shareholder communications" proposal, where the company's alleged implementation left the company with discretion not to take important steps that the proposal would have required. The proposal in *Unocal* had requested the establishment of an Office of the Board of Directors, which would report directly to the independent directors, and would pass along shareholder communications to those directors. Unocal instead had designated its Vice Chairman (an independent director himself) to receive shareholder communications, and gave him broad discretion on whether or not to pass along to the other independent directors the correspondence addressed to them. Here, as in *Unocal*, the Staff should reject the Company's claim that a program that provides only "may" can substitute for a Proposal that provides for the establishment of mandatory procedures for Board communications with shareholders.

As the Company has not substantially implemented the Proposal, its argument under 14a-8(i)(10) must fail.

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Thomas C. Daniels, Esq.
Jones Day, for STERIS Corporation

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212

Direct Number: (216) 586-7017
tcdaniels@jonesday.com

June 11, 2004

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation: Second Supplemental Letter to April 2, 2004 Request for Omission of Stockholder Proposal Regarding Shareholder Proposal Process

Ladies and Gentlemen:

On April 2, 2004, on behalf of our client, STERIS Corporation, an Ohio corporation (the "Company"), we requested confirmation from the staff of the Division of Corporate Finance (the "Staff") that it would not recommend any enforcement action to the Securities and Exchange Commission if the Company excluded from its 2004 proxy statement and form of proxy (the "2004 Proxy Statement") a shareholder proposal and statement in support thereof (the "Proposal") received from the New York City Employees' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponent"). On May 28, 2004, we supplemented the Company's initial request with a letter (the "First Supplemental Letter") describing the actions taken by the Company to "substantially implement" the Proposal. On June 4, 2004, the Proponent submitted a letter (the "Response Letter") to the Staff requesting that the Staff deny the Company's request. The Proposal requested that the Company adopt a formal engagement process with proponents of shareholder proposals that are supported by more than a majority of shareholders at any annual meeting.

Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of this letter, which supplements our original request for exclusion delivered to the Staff on April 2, 2004 (the "Original Request" and, together with the First Supplemental Letter, the "Request") and the First Supplemental Letter. For the Staff's reference, we attach as Exhibit A one copy of the Request and as Exhibit B one copy of the Response Letter.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait for receipt of the file stamped copy.

In the Request, we advised the Staff that the Company had taken actions that substantially implement the policies, practices and procedures relating to the Proposal and therefore, the Proposal may be excluded from its 2004 Proxy Statement. We have not reiterated in this letter all of the discussions in the Request. This letter is intended as a supplement thereto and should be read in conjunction therewith. Terms used and not defined in this letter are used as defined in the Request.

In the Response Letter, the Proponent argues that because the Company's Compensation and Governance Committee Charter amendment (1) addresses all shareholder proposals rather than only those shareholder proposals that have obtained a majority shareholder vote and (2) does not mandate direct communication between the Company's board of directors and the proponent of a shareholder proposal that has received a majority shareholder vote, the Charter amendment does not constitute "substantial implementation" of the Proposal. Because the Commission has provided that a proposal need not be "fully effected" to be excluded under Rule 14a-8(i)(10) and has taken the position that substantial implementation does not require exact compliance with all terms set forth in a shareholder proposal so long as the company can demonstrate that its policies, practices and procedures favorably compare with the guidelines of the proposal, these differences are not determinative as to whether or not the Company has substantially implemented the Proposal. See Release No. 34-20091 (Aug. 16, 1983), *Texaco Inc.* (available March 11, 1991) (where the company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

The fact that the Charter amendment applies to all shareholder proposals equally does not thwart the core purpose and effect of the Proposal, as posited by the Proponent. By definition, if all shareholder proposals are subject to the review required by the Charter amendment, shareholder proposals that have obtained a majority vote will be so reviewed. The Company recognizes the fact that all shareholder proposals, not just those that have received a majority shareholder vote, should be carefully considered by the Company. The inclusiveness of the policy is designed to facilitate a meaningful evaluation of each shareholder proposal; one that is tailored to fit the subject matter of the individual proposal, rather than mandating a formulaic, pre-prescribed set of procedures to follow in every case. Further, the Charter amendment recognizes the significance of a proposal having received a majority shareholder vote by providing that "whether the shareholder proposal has been submitted to shareholders for a vote, and if so, the vote received for and against the proposal" is a factor to be taken into consideration in evaluating shareholder proposals.

Likewise, the fact that the Charter amendment does not mandate direct communication between the board of directors and the proponent of a shareholder proposal does not defeat the Company's argument that it has "substantially implemented" the Proposal. Substantial implementation does not require "point-by-point" compliance with all items set forth in a shareholder proposal. *Texaco, Inc.* (March 28, 1991). As acknowledged in the Response Letter, "the Proposal begins by noting the problem of boards of directors failing to take action in response to shareholder proposals that had received the votes of a majority of shareholders." The Proponent does not suggest that boards of directors should be required to adopt such proposals, but rather that they should have in place a procedure for evaluating such proposals. In addition, the Proponent fails to recognize that the shareholder has in fact taken action regarding the matter receiving votes of a majority of shareholders and has adopted a procedure to thoroughly assess all shareholder proposals.

Even before the Company received the Proposal and formally adopted the Charter amendment describing the Process, the Company had a substantially similar procedure in place. In fact, in the past the Company has taken action consistent with such procedure, as evidenced by the actions set forth in its recently filed preliminary proxy statement, which was filed on June 8, 2004 (the "Preliminary Proxy"), with respect to the declassification of its Board of Directors. This action involving proposed amendments to the Company's Code of Regulations was implemented after receipt in 2003 of a shareholder proposal on the subject of Board declassification. The procedure utilized by the Company in implementing the changes proposed in the Preliminary Proxy, which included discussions between the shareholder proponent and a management designee, is consistent with the procedure formalized in the Charter amendment. Such action did not involve direct communication between the Board of Directors and the proponent.

The Proponent cites *Unocal Corporation* (March 16, 2004) as evidence that the Staff should reject the Request. *Unocal*, however, is distinguishable from the instant case in that it dealt specifically with a proposal for instituting "direct shareholder communications, "unlike the Proposal where direct communication is only a supporting element in the Board of Directors' evaluation of shareholder proposals. In this case, the Company has adopted an approach that addresses the key concerns of the Proponent by:

- Setting forth the process for a committee of the Board of Directors comprised entirely of independent directors to consider shareholder proposals;

- Describing factors that the Committee may consider in its evaluation of each shareholder proposal, including whether the proposal has been submitted to shareholders for a vote and the vote received for and against such proposal; and

- Providing that each shareholder proposal will be reviewed by one or more management designees selected by the Committee and presented to the full Committee for its evaluation.

The Process does not mandate direct contact between the Board and the proponent of a shareholder proposal, but it does recognize that the Committee may deem such communication (either by the Committee or the management designee) appropriate. The Process has been designed to ensure that shareholder proposals are fully and thoughtfully evaluated, which the Company believes parallels (and perhaps exceeds, because it engages the process for all proposals,) the goals underlying the Proposal. Further, the Company has exhibited its full and thoughtful evaluation of shareholder proposals as evidenced by the proposed amendments to its Code of Regulations described in the Preliminary Proxy, which are a result of, among other things, shareholder input. The Company believes that the Process implements the policies, practices and provisions set forth in the Proposal while at the same time avoiding unnecessary intrusion into the responsibilities and purview of the Board, enabling the Board to make informed decisions with respect to shareholder proposals, and preserving the Board's ability to act in the best interests of the Company and its shareholders, as required by Ohio law.

The Company intends to mail its 2004 Proxy Statements on or about June 23, 2004. Accordingly, the Staff's prompt attention to our request for exclusion would be greatly appreciated. If the Staff has any questions regarding this matter, please contact me or Mark McGinley, the General Counsel of the Company, at (440) 392-7056, at your convenience.

Very truly yours,

Thomas C. Daniels

Thomas C. Daniels

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
Mark D. McGinley, General Counsel of STERIS Corporation

EXHIBIT A

REQUEST FOR EXCLUSION

RECEIPT COPY

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

April 2, 2004

No-Action Request
1934 Act/Rule 14a-8

APR 0 2 2004

U-25

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation: Omission of Stockholder Proposal Regarding Shareholder Proposal Process

Ladies and Gentlemen:

On behalf of our client, STERIS Corporation, an Ohio corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Act") in reference to the Company's intention to omit from its 2004 proxy statement and form of proxy (the "2004 Proxy Statement") relating to its Annual Meeting of Shareholders tentatively scheduled for July 28, 2004 (the "2004 Annual Meeting") the Shareholder Proposal (the "Proposal") submitted by the New York City Employees' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponent") in a letter to the Company dated February 3, 2004. The definitive copies of the 2004 Proxy Statement are currently scheduled to be filed pursuant to Rule 14a-6 on or about June 23, 2004. We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of (1) this letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 Proxy Statement is appropriate; and (2) the Proposal, attached hereto as Exhibit A, which the Proponent submitted. By a copy of this letter, we notify the Proponent on behalf of the Company of its intention to omit the Proposal from the 2004 Proxy Statement for the reasons stated below.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait for receipt of the file stamped copy.

JONES DAY

Discussion of Reasons for Omission

Rule 14a-8(i)(10) - THE COMPANY INTENDS TO SUBSTANTIALLY IMPLEMENT THE PROPOSAL AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g., Telular Corp.* (available December 5, 2003) (where by-laws contemplated and permitted declassification of the board requested in proposal); *See also Cisco Systems, Inc.* (available August 11, 2003) (where company's executive compensation plan had been considered and approved by the board before shareholder proposal submitted); and *Intel Corporation* (available March 11, 2003) (where proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

In Release No. 34-20091 (Aug. 16, 1983), the Commission provided that a proposal need not be "fully effected" to be excluded under Rule 14a-8(i)(10). In addition, the Commission has taken the position that substantial implementation does not require exact compliance with all terms set forth in a shareholder proposal, so long as the company can demonstrate that its policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Texaco Inc.* (available March 11, 1991) (where the company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

While the Company does not have a written policy in place regarding the evaluation of shareholder proposals, it has been the Board's practice to discuss during its regularly scheduled board meetings any and all shareholder proposals that are made and passed by a majority of the shareholders. Consistent with this practice, following the 2002 Annual Meeting at which a majority of shareholder votes cast supported a shareholder proposal requesting declassification of the Board of Directors referenced in the Proponent's supporting statements, the Board has repeatedly discussed the declassification proposal and contemplated appropriate measures.

As discussed in detail in the letter, dated April 2, 2004, to the Commission from the Company, the Company has a process to implement shareholder proposals, in this case the declassification of the Board. Because the Company intends to take the actions suggested by the shareholder proposal with respect to the declassification to the Board, it is apparent that a so-called "process" as suggested by the shareholder proposal is already in place, and that the process is working to consider and implement, as appropriate, shareholder proposals that are supported by a majority vote.

In addition, the Company anticipates that its Corporate Governance Guidelines will be amended prior to the 2004 Annual Meeting to provide that each shareholder proposal that is

approved by a majority of votes cast at an annual meeting is reviewed by one or more management designees, who will schedule a meeting (which may be held telephonically) with the shareholder proponent to obtain any additional information to provide to the Board of Directors for its consideration of the proposal. Following the meeting between the management designee and the proponent, the management designee will present the information to the Board of Directors with its recommendation to the proposal for action consistent with the Company's Amended Articles of Incorporation and Amended Regulations.

The Proposal requests that an independent board committee schedule a meeting with each proponent of a shareholder proposal that has been supported by a majority of votes cast. The Company's practices and procedures utilize a management designee in lieu of a board committee. In both cases, however, the proponent will be engaged in discussions with representatives of the Company, and the Board will have an opportunity to hear the proponent's arguments regarding his or her proposal. Accordingly, because the process being utilized by the Company compares favorably with the process suggested by the Proponent, we believe that the Proponent's goals set forth in the Proposal are satisfied by the Company's practices and procedures, despite the slightly different approach implemented by the Company. Furthermore, it should be noted that pursuant to Section 1701.59 of the Ohio Revised Code, the Board has a fiduciary duty to act in good faith in the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In deciding what is in "the best interests of the corporation," Ohio law specifies that a director "shall consider the interests of the corporation's shareholders." The Company believes that Board's past practices have been consistent with its fiduciary duties and the proposed changes to the Guidelines reflect the Board's commitment to perform its duties going forward.

The Company has discussed the issue with the Proponent on March 30 and April 2, 2004. The Proposal seeks essentially the same action that the Company has taken and has committed to take, and it is well established that the Company need not adopt a shareholder proposal exactly as submitted to avail itself to Rule 14a-8(i)(10). *See Nordstrom Inc.* (available February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was rendered moot despite the slight differences between the proposal and the company guidelines).

Because the Proposal has been substantially implemented, the Company has requested to have the Proponent voluntarily withdraw the current shareholder proposal. For the reasons set forth above, it is the Company's view that the Proposal, together with its supporting statements may be omitted under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

THE SUPPORTING STATEMENT IS FALSE AND MISLEADING UNDER RULE 14a-8(i)(3) AND CONTAINS FALSE AND MISLEADING STATEMENTS IN VIOLATION OF RULE 14a-9, AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

In the event that the Staff does not agree that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), the Proposal may be excluded under Rule 14a-8(i)(3) because it is false and misleading.

As stated in the Proposal, the Proponent's motivation for submitting the Proposal requesting the Company to establish an engagement process with the proponents of shareholder proposals is based upon the Company's purported failure to adopt the shareholder proposal that sought the repeal of the classified board, "despite it being supported by majority votes over the past *two* years" (emphasis added). In fact, the proposal was submitted in 2003 for the first time. As written, the Proposal suggests that the Company has not taken any action for two years, which is false and misleading. In addition, as previously discussed, the Board of Directors has already indicated that it intends to take the action suggested by the prior shareholder proposal, relating to the declassification of the Board of Directors. Accordingly, the "Whereas" clause should be deleted under Rules 14a-8(i)(3) and 14a-9.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2004 proxy materials under Rules 14a-8(i)(10) and 14a-8(i)(3). In addition, if the Company may not exclude the Proposal under either of these rules, the Company believes it may omit the "Whereas" clause referenced above as false and misleading under Rules 14a-8(i)(3) and 14a-9, and if such paragraph is not amended or deleted, that it may omit the entire Proposal.

This letter is being filed now in order to comply with the requirement set forth in Rule 14a-8(j)(1) that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Company's 2004 proxy materials.

Because the Company intends to mail its 2004 Proxy Statements on or about June 23, 2004, the Staff's prompt attention to this request for exclusion would be greatly appreciated. Of course, if the Staff has any questions regarding this matter, please contact me or Mark McGinley, the General Counsel of the Company, at (440) 392-7056, at your convenience.

Very truly yours,

Thomas C. Daniels

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
Mark D. McGinley, General Counsel of STERIS Corporation

EXHIBIT A

SHAREHOLDER PROPOSAL

CHI-1412427v1

Majority Votes Protocol

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

WHEREAS, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors — the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite the proposals being supported by increasingly large majorities of the totals of shareholder votes cast for and against the proposals;

WHEREAS, the Board of Directors of our company has not adopted the shareholder proposal, which sought the repeal of the classified board , despite it being supported by majority votes over the past two years;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors to adopt a policy establishing an engagement process with the proponents of shareholder proposals that are supported by a majority of the votes cast, excluding abstentions and broker non-votes, at any annual meeting.

In adopting such a policy, the Board of Directors should consider including the following steps:

- Within four months after the annual meeting, an independent board committee should schedule a meeting (which may be held telephonically) with the proponent of the proposal, to obtain any additional information to provide to the Board of Directors for its reconsideration of the proposal. The meeting with the proponent should be coordinated with the timing of a regularly scheduled board meeting.

- Following the meeting with the proponent, the independent board committee should present the proposal with the committee's recommendation, and information relevant to the proposal, to the full Board of Directors, for action consistent with the company's charter and by-laws, which should necessarily include a consideration of the interest of the shareholders.

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

125,600 shares of STERIS CORPORATION

continuously for the period February 3, 2003 through February 3, 2004 in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY POLICE PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund held

32,600 shares of STERIS CORPORATION

continuously for the period February 3, 2003 through February 3, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund held

22,700 shares of STERIS CORPORATION

continuously for the period February 3, 2003 through February 3, 2004 in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

EXHIBIT B

Provision relating to Shareholder Proposal Contained in the Amended Charter of the Compensation and Corporate Governance Committee, approved on April 22, 2004

In response to matters submitted by shareholders for consideration at special or annual meetings of shareholders, the Committee shall designate one or more members of management of the Company to review properly submitted proposals and to obtain all necessary information to allow management designees to present the shareholder proposal to the Committee for further consideration. Upon submission of the shareholder proposal to the Committee, the Committee will evaluate and make recommendations, as appropriate, to the Board of Directors, with respect to such proposals. This evaluation by the Committee may include, without limitation, consideration of (a) the appropriateness of the proposal, (b) applicable requirements of the Articles of Incorporation and Regulations, as amended from time to time, (c) legal requirements, including requirements under applicable state corporate law, (d) whether the shareholder proposal has been submitted to shareholders for a vote, and if so, the vote received for and against such proposal, (e) the best interest of all shareholders of the Company, (f) the impact that implementation of such proposal would have on the overall operations of the Company, (g) whether the proposal would result in appropriately accomplishing the goals and objectives described in such proposal, and (h) any other considerations that the Committee may deem appropriate. The process of evaluation may include communication directly with the shareholder proponent by the Committee or the management designees, as the Committee may deem appropriate.

JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

RECEIPT COPY

May 26, 2004

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation: Supplemental Letter to April 2, 2004 Request for Omission of Stockholder Proposal Regarding Shareholder Proposal Process

Ladies and Gentlemen:

On April 2, 2004, on behalf of our client, STERIS Corporation, an Ohio corporation (the "Company"), we requested confirmation from the staff of the Division of Corporate Finance (the "Staff") that it would not recommend any enforcement action to the Securities and Exchange Commission if the Company excluded from its 2004 proxy statement and form of proxy (the "2004 Proxy Statement") a shareholder proposal and statement in support thereof (the "Proposal") received from the New York City Employees' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponent"). The Proposal requested that the Company adopt a formal engagement process with proponents of shareholder proposals that are supported by more than a majority of shareholders at any annual meeting.

Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of this letter, which supplements our original request for exclusion delivered to the Staff on April 2, 2004 (the "Original Request") and describes the actions taken by the Company to "substantially implement" the Proposal. For the Staff's reference, we attached hereto as <u>Exhibit A</u> one copy of the Original Request.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait for receipt of the file stamped copy.

In the Original Request, we advised the Staff that the Company had taken and committed to take actions that substantially implement the policies, practices and procedures relating to the Proposal and therefore, the Proposal may be excluded from its 2004 Proxy Statement. We have not reiterated in this letter the discussion in the Original Request. This letter is intended as a supplement thereto and should be read in conjunction therewith.

ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG
HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK • MILAN • MUNICH • NEW DELHI • NEW YORK
PARIS • PITTSBURGH • SAN FRANCISCO • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

We stated in the Original Request that the Company intended to amend its Corporate Governance Guidelines to address the Proponent's concerns. On reflection, however, in order to, among other things, ensure that the process outlined by the Proponent would be under the purview of independent directors, the Company's Board of Directors (the "Board") and the Company's Compensation and Corporate Governance Committee (the "Committee") elected to amend the Committee's charter to include a provision describing the process for consideration and implementation, when appropriate, of shareholder proposals (the "Process"). A copy of the provisions relating to the Process as included in the Committee's amended charter is attached hereto as Exhibit B. The Board approved and adopted the charter amendment on April 22, 2004.

The Company believes that it has addressed and implemented the intent and purpose of the Proposal -- to assure that shareholder proposals are given thoughtful consideration by the Board -- even though it has not complied exactly with all the terms set forth therein. First, the Process, among other things, is broader than requested. It covers all shareholder proposals, not just those that have been approved by a majority of the shareholder votes cast at a shareholder meeting. The Company believes that all shareholder proposals that are properly submitted should be thoughtfully considered, and therefore decided not to limit the proposals to the narrow set of shareholder proposals described in the Proposal. Second, it addresses the concerns of the Proponent by, among other things:

- Setting forth the process for a committee of the Board of Directors comprised entirely of independent directors to consider shareholder proposals;
- Describing factors that the Committee may consider in its evaluation of each shareholder proposal, including whether the proposal has been submitted to shareholders for a vote and the vote received for and against such proposal; and
- Providing that each shareholder proposal will be reviewed by one or more management designees selected by the Committee and presented to the Committee for its evaluation.

Although the Process does not mandate direct contact between the Board and the proponent of a shareholder proposal, it does recognize that the Committee may deem such communication (either by the Committee or the management designee) appropriate. The Company does not believe in a "one size fits all" approach to evaluating various shareholder proposals and believes that a flexible policy, as provided for in the Committee's amended charter, will better serve the interests of the Company and its shareholders.

Furthermore, as we advised the Staff in the Original Request, under the Ohio Revised Code, the Board has a fiduciary duty to act in the best interests of the Company, which includes consideration of the interests of all shareholders. The Company believes that its past practices have been consistent with the Board's fiduciary duties, and that the Process reflects this commitment. The Process mandates that the Committee evaluate shareholder proposals and take steps appropriate to the particular situation that further the interests of the shareholders and the Company. In certain instances, the Committee, or the Board as a whole, may determine that the shareholder proposal is not in the best interests of its Company. The Company believes that the Process avoids intrusion into the responsibilities and purview of the Board, enables the Board to make informed decisions with respect to shareholder proposals, and preserves the Board's ability to act in the best interests of the Company and its shareholders, as required by Ohio law.

The Company intends to mail its 2004 Proxy Statements on or about June 23, 2004. Accordingly, the Staff's prompt attention to our request for exclusion would be greatly appreciated. If the Staff has any questions regarding this matter, please contact me or Mark McGinley, the General Counsel of the Company, at (440) 392-7056, at your convenience.

Very truly yours,

Thomas C. Daniels

Thomas C. Daniels

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
Mark D. McGinley, General Counsel of STERIS Corporation

EXHIBIT B

RESPONSE LETTER

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

June 4, 2004

BY EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), in formal response to the April 4 and May 26, 2004 letters sent to the Securities and Exchange Commission (the "Commission") by inside counsel for STERIS Corporation (the "Company"). In those letters, the Company contends that the Funds' shareholder proposal relating to majority-vote shareholder proposals (the "Proposal") may be omitted from the Company's 2004 proxy statement and form of proxy under Rule 14a-8 under the Securities Exchange Act of 1934. I have reviewed the Proposal, as well as the Company's letters. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2004 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal begins by noting the problem of Boards of Directors, including that of the Company, failing to take action in response to shareholder proposals that had received the votes of a majority of shareholders. To redress this problem, the

'Resolved' clause provided for a detailed procedure, as follows:

> "That the shareholders request the Board of Directors to adopt a policy establishing an engagement process with the proponents of shareholder proposals that are supported by a majority of votes cast, excluding abstentions and broker non-votes, at any annual meeting.
>
> In adopting such a policy, the Board of Directors should consider including the following steps:
>
> - Within four months after the annual meeting, an independent board committee should schedule a meeting (which may be held telephonically) with the proponent of the proposal, to obtain any additional information to provide to the Board of Directors for its reconsideration of the proposal. The meeting with the proponent should be coordinated with the timing of a regularly scheduled Board meeting.
> - Following the meeting with the proponent, the independent board committee should present the proposal with the committee's recommendation, and information relevant to the proposal, to the full Board of Directors, for action consistent with the company's charter and by-laws, which should necessarily include a consideration of the interest of the shareholders."

Thus while the Funds' Proposal provides to the Company's Board some initial discretion in establishing the procedures to be followed in cases of a majority shareholder vote, thereafter those procedures would be *mandatory* in all cases where a proposal has obtained a majority vote.

II. The Funds' Proposal has not been substantially implemented by the Company

In its letters of April 4 and May 26, 2004, the Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under Rule 14a-8(i)(10) (substantially implemented). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet that burden.

The Company's sole claim is that by its Charter amendment providing loosely for some evaluation of all shareholder proposals, it has "substantially implemented" the Funds' Proposal for mandatory procedures for communicating with proponents of proposals that have obtained a majority shareholder vote. That claim is belied by the plain wording of that amendment, Exhibit B to the Company's May 26 letter.

First, the amendment makes no special provision for proposals that have obtained a majority vote, the heart of the Funds' Proposal. Indeed, the amendment would permit the evaluation process to be completed before a proposal ever has a chance to obtain a majority vote. That thwarts the core purpose and effect of the Proposal, *i.e.*, to have the Board give due weight to proposals that a majority of shareholders have already approved.

Second, the Company's amendment does not establish procedures that thereafter would *mandate* Board communications with the proponent of a majority vote proposal. Rather, the amendment provides only that the evaluation of any proposal "*may* include communication directly with the shareholder proponent by the Committee or the management designees, *as the Committee may deem appropriate*." (Emphasis added). Those "*mays*" in the amendment effectively give the Board committee the discretion *not* to contact at all the proponents of majority vote proposals.

Quite recently, in *Unocal Corporation* (March 16, 2004), the Staff rejected a company's analogous argument that it had substantially implemented a "direct shareholder communications" proposal, where the company's alleged implementation left the company with discretion not to take important steps that the proposal would have required. The proposal in *Unocal* had requested the establishment of an Office of the Board of Directors, which would report directly to the independent directors, and would pass along shareholder communications to those directors. Unocal instead had designated its Vice Chairman (an independent director himself) to receive shareholder communications, and gave him broad discretion on whether or not to pass along to the other independent directors the correspondence addressed to them. Here, as in *Unocal*, the Staff should reject the Company's claim that a program that provides only "may" can substitute for a Proposal that provides for the establishment of mandatory procedures for Board communications with shareholders.

As the Company has not substantially implemented the Proposal, its argument under 14a-8(i)(10) must fail.

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Thomas C. Daniels, Esq.
Jones Day, for STERIS Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 14, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: STERIS Corporation
Incoming letter dated April 2, 2004

The proposal requests that the board adopt a policy establishing an engagement process with the proponents of shareholder proposals that are supported by a majority of the votes cast, excluding abstentions and broker non-votes, at any annual meeting.

We are unable to concur in your view that STERIS may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the proposal may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the sentence that begins "WHEREAS, the Board of Directors of our company . . ." and ends ". . . majority votes over the past two years." Accordingly, we will not recommend enforcement action to the Commission if STERIS omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that STERIS may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that STERIS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel